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                                                             Rebecca A. Malanga
                                                    Director, Corporate Counsel

                               The Prudential Life Insurance Company of America
                                                              1 Corporate Drive
                                                              Shelton, CT 06484
                                                              Tel. 203-402-1549
                                                              Fax. 215-784-8765

October 3, 2008

Ms. Sally Samuel, Esq.
Office of Insurance Products
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Prudential Annuities Life Assurance Corporation Separate Account B
    ("Registrant")
    Prudential Annuities Life Assurance Corporation ("Depositor")
    Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 File No. 333- 152411; 811-5438

Dear Ms. Samuel:

On behalf of the above-named Registrant, filed herewith is one electronically formatted copy of the above-referenced registration statement ("Registration Statement") under the Securities Act of 1933 ("Securities Act"). The Registration Statement is marked to show revisions to the initial filing made on July 18, 2008. This Registration Statement is filed in order to respond to comments provided by the staff of the Securities and Exchange Commission (the "Staff") by letter dated September 16, 2008. Set forth below are each of the Staff's comments, followed by the Registrant's response.

1. General Comments

   (a) Your Comment: All material state variations must be disclosed in the prospectus: therefore, The Registrant should revise or delete statements that may suggest otherwise. For example, the statement on the cover page that "[v]arious rights, benefits and certain fees may differ among states to meet applicable laws and/or regulations, and the statement that "[c]ertain terms and conditions may differ between jurisdictions once approved" (pg. 62 and throughout) used throughout should be deleted or revised. In addition, following the reference to state law variations on the cover page noted above, please represent that all material provisions of the Annuities are described in the prospectus. Finally, delete all statements which refer to or suggest that the Annuity should be consulted. See for example, "Free Look" definition, page 1.

   Our Response: The Registration Statement has been revised accordingly.

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   (b) Your Comment: Hypothetical Illustrations-Appendix K- The illustrations appear to be misleading and should be deleted since they reflect performance that was not achieved and cannot in fact be achieved by contract owners. In addition, the illustrations are inconsistent with the standards articulated by the Commission in IC-25522 with respect to variable life illustrations.

   Our Response: Without agreeing or disagreeing with the Staff's comment, the Registration Statement has been revised accordingly, and Appendix K has been removed.

2. Your Comment: Front Cover Page: Since one of the product described in the prospectus has a bonus feature, please disclose prominently (e.g. in bold) that the expenses for the contract with a bonus may be higher than expenses for a contract without a bonus and that the amount of the credit may be more than offset by the additional fees and charges associated with the bonus.

   Our Response: The Registration Statement has been revised accordingly.

3. Your Comment: Summary and Introduction (pgs. 15-19) General Instruction
   No. 1 states that the information required by Items 1, 2, 3, and 4 (a) may not be preceded or separated by any other items. In this prospectus, the summary and introduction precede the required items by 6 pages. While Guide 7 allows a short summary of key provisions, the inclusion of the tables (pages 3 and 4) showing the fees in a format not specified by Form N-4 is misleading and should not precede Item 3 information. In addition, much of the same information is contained in the Summary and Introduction. Please revise these sections accordingly. Please also note that I the section entitled "What variable annuities are offered I this prospectus?" reference is made to four annuities, but the rest of the prospectus only describes three; please revise as appropriate. Finally, when describing the proprietary formulas, please indicate the relevant appendix in which the formula is disclosed.

   Our Response: The Registration Statement has been revised accordingly. In particular, the Summary has been moved to appear immediately after the information required by Item 4(a). The "Introduction" section has been deleted, however information in the "Introduction" section that was not duplicative with information in the Summary was incorporated into the Summary.

4. Summary of Contract Fees and Charges (pg. 4)

   (a) Your Comment: With regard to the fee tables, please delete as many nonessential words from the columns showing fees. Nonessential words could be moved to the left margin of a table under the appropriate charge caption. For example, with regard to the Settlement Service Charge in the table on pg. 11, the terms "qualified" and "nonqualified" can be moved under the heading "Settlement Service Charge" in the left margin of the table leaving only the 1.40% and the 1.00% in the column reflecting charges. Also, please clarify what is meant by "(assessed against each Annuity)" in the table with the heading "Periodic Fees and Charges".

   Our Response: The Registration Statement has been revised accordingly.

   (b) Your Comment: With regard to the Optional Benefit Fees and Charges Tables, Registrant should disclose the basis for each charge directly below the charge caption or on the left side of the table. Also, please move the words "maximum" and "current charge" to the left and present both the maximum and current charge in a consistent manner for each optional benefit and the total charge column.

   Our Response: The Registration Statement has been revised accordingly.

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   (c) Your Comment: With respect to the "Total Annual Portfolio Operating
   Expenses," please confine all waiver information to footnotes consistent with your representation in the introductory paragraph prior to this table.

   Our Response: The Registration Statement has been revised accordingly.

   (d) Your Comment: With regard to the Expense Examples, (i) the credit should not be reflected in the examples, and (ii) information should only be provided for 1 and 3 years for new products.

   Our Response: As disclosed in the prospectus under the section entitled "Managing Your Account Value," Credits are applied to the Annuity's Account Value each time an investment is made to the Annuity during the first six Annuity Years. Item 2 of Form N-4 requires the Registrant to calculate an example of expenses assuming a $10,000 investment. A $10,000 investment yields an immediate Account Value equal to $106,000. As disclosed in the prospectus under the section entitled "Summary of Contract Fees and Charges," the Insurance Charge is assessed as a percentage of the daily net assets of the Sub-accounts. Therefore, to omit the Credit from the investment in the Annuity would, in the opinion of the Registrant, omit a material part of the calculation of expenses based on a $10,000 investment. Registrant respectfully suggests that exclusion of the Credit would artificially show lower expenses and could potentially mislead investors. Inclusion of the Credit is a realistic portrayal of a $10,000 investment and would, at worst, overstate expenses. For these reasons Registrant has not revised this item of disclosure.

   Registrant has deleted the expense examples pertaining to the 1 and 3 years as requested by the Staff.

5. Investment Options (pg. 20)

   (a) Your Comment: The following disclosure: "Either of these sub-accounts may be offered to new Owners at some future date; however, at the present time, there is no intention to do so. We also reserve the right to offer or close this Sub-account to all Owners that owned the Annuity prior to the close date" is unclear; please revise or delete this disclosure, as appropriate. Please also provide a clearer delineation between the optional benefits that prohibit investment in certain portfolios. See previous comments to registration statement 33-148265.

   Our Response: The Registration Statement has been revised accordingly.

   (b) Your Comment: "What are the Fixed Allocations?" (pg. 41) - Please define the term "Strips" or provide an appropriate cross-reference. Please also identify the optional benefits which prohibit or restrict the ability to allocate to the Fixed Allocations.

   Our Response: The Registration Statement has been revised accordingly.

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6. Your Comment: Managing Your Annuity, "May I Return My Annuity if I Change My
   Mind" (pgs. 46/47) Please revise the penultimate sentence to state in effect that: "However, where required by law, we will return your Purchase Payment(s) if they are greater than your current Account Value less any federal and state income tax withholding."

   Our Response: The Registration Statement has been revised accordingly.

7. Your Comment: "May I Make Additional Purchase Payments?" Please disclose those states that do not allow additional purchase payments.

   Our Response: The Registration Statement has been revised accordingly.

8. Managing Your Account Value (pgs. 48-49)

   (a) Your Comment: "How do I Receive Credits Under the XT6 Annuity?" (pg. 48) Please explain or revise the qualification "(subject or state availability)" in the table showing the XT6 credits for annuities issued on or after February 13, 2006.

   Our Response: The Registration Statement has been revised accordingly.

   (b)Your Comment: "Are There Restrictions or Charges on Transfers Between Investment Options" (pg. 49) - Please clarify if "generally 3:00 and 3:30 p.m. Eastern Time" refers to the applicable closing time of the securities exchange or to the cut-off times for ProFunds Sub-accounts. Also, on top of pg.90, please revise the following statement as appropriate: "(ii) do not count any transfer that solely involves transfer that involves one of our systematic programs, such as asset allocation and automated withdrawals."

   Our Response: The Registration Statement has been revised accordingly.

9. Your Comment: What is the Balanced Investment Program? (pg. 52) The differences between this program and the Fixed Allocations described on page 53 are not clear; please revise.

   Our Response: The Balanced Investment program is an investment strategy that utilizes the Fixed Allocations. The Fixed Allocation section on page 53 further describes the operation of the Fixed Allocations. A contract owner need not use the Balanced Investment Formula in order to participate in the Fixed Allocations, however, if a contract owner uses the Balanced Investment Formula, they must participate in Fixed Allocations. To make this clarification Registrant modified the disclosure accordingly on page 52.

10.Your Comment: "Guaranteed Return Option (GRO Plus) (pg. 65) With respect to the right to increase the charge fro GRO Plus if the change for new elections of the benefit has increased, please disclose that any increases in charges will not exceed the maximum charges set forth in the fee tables. This language appears elsewhere with respect to other benefits and should be revised in each place where this language appears.

   Our Response: The Registration Statement has been revised accordingly.

11.Your Comment: "Key Feature - Allocation of Account Values" (pg. 70) In the first sentence, there is a reference to a formula set forth in the schedule supplement to the rider. This information needs to be reflected in an appendix to the prospectus. (If it is already included in one of the appendices to the prospectus, the Registrant should provide the appropriate cross-reference.) Here again, this comment applies to all other references to formulas in the prospectus.

   Our Response: The Registration Statement has been revised accordingly.

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12.Your Comment: "Other Important Considerations", third bullet (pg. 80;
   continuing on top of pg. 81) If Registrant is reserving the right to limit subsequent Purchase Payments, it should set forth the specific parameters under which the limitations would occur. These comments also apply to other benefit descriptions that use similar language.

   Our Response: The Registration Statement has been revised accordingly.

13.Your Comment: "Other Important Considerations," fourth bullet (pg. 81)
   Please explain your legal basis for transferring Account Value between investment options without the owner's consent. Also, any asset allocation model that the Registrant reserves the right to use should be described in the prospectus. These comments also apply to other benefit descriptions that use similar language.

   Our Response: The Registration Statement has been revised to allow for the owner's consent and to reference the description of the asset allocation model.

14.Your Comment: "Election of the Program" (pg. 81) Any eligibility rules and restrictions should be specified in the prospectus. These comments also apply to other benefit descriptions that use similar language.

   Our Response: The Registration Statement has been revised accordingly.

15.Your Comment: "Eligibility Requirements for LIA Amount (pg. 104) Please revise the last sentence of the first paragraph to state that only one of the conditions must be met.

   Our Response: The Registration Statement has been revised accordingly.

16.Your Comment: "When Do You Process and Value Transactions? (pg. 122-123,
   2/nd/ bullet, top of the page) Please clarify that any emergency that exists has to be as determined by the Commission. (Section 22(e) of the Investment Company Act of 1940).

   Our Response: The Registration Statement has been revised accordingly.

17.Your Comment: "Initial Purchase Payment (pg. 123) Please explain your legal basis, as to both Initial and subsequent Purchase Payments, for depositing such payments into your general account and for retaining any interest earned during the period pending allocation to Sub-accounts specified by the owner.

   Our Response: By way of example, a subsequent purchase payment is priced as of 4 p.m. on the business day that such subsequent purchase payment is received. To use the example of a payment made by check, the check must be cashed and cleared through the bank of the issuing insurance company. Although it may be for a few short hours, subsequent purchase payments become part of the issuing insurance company's general account. The prospectus disclosure informs the contract owner that interest is not credited during this short time period. In our view, Rule 22c-1 does not impose a pricing obligation or an interest crediting obligation during the brief period between the insurer's receipt of an application and check and the time of pricing variable account units on the next business day following receipt of good order.

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18.Your Comment: General Information, (pg. 133) There does not appear to be disclosure regarding the "date the depositor was organized." See
   Item 5(a)(ii).

   Our Response: The Registration Statement has been revised accordingly.

19.Your Comment: Back Cover Please include the back cover page.

   Our Response: The back cover of the prospectus appears immediately after the form that allows an investor to request a Statement of Additional Information.

20.Your Comment: Please provide the cover page to the SAI. Also, it is not clear from filing what information is contained in the SAI as opposed to the prospectus.

   Our Response: The cover page to the SAI appears in the Registration Statement immediately following the prospectus and includes the information required by Item 15 as follows: the Registrant's name, the depositor's name, a statement that the SAI is not a prospectus, should be read with the prospectus and how a copy of the prospectus may be obtained, the date of the SAI and the date of the related prospectus.

21.Your Comment: Include actual agreements as opposed to "form of" agreements.
   If an actual agreement is not yet available, indicate that it will be filed by subsequent amendment. Exhibits should be filed as required by Rule 483.

   Our Response: The Registration Statement has been revised accordingly.

22.Your Comment: Please clarify documents that are being incorporated by reference. Provide appropriate file numbers as well as the exhibit numbers as they are indicated in the filing to which the Registrant is incorporating by reference. Also, revise the letter scheme with regards to Item 24 as appropriate.

   Our Response: The Registrant has reviewed Item 24 of Part C of the Registration Statement. All exhibits that are incorporated by reference include the appropriate file number, filing date, and identification of the registration statement being incorporated by reference. The exhibit numbers correspond to the Item number that is incorporated by reference.

23.Your Comment: With regard to Item 32(d), please revise to conform to
   Section 26(f)(2)(A). The representation as to the reasonableness of fees and expense cannot be qualified as done in this undertaking.

   Our Response: The Registration Statement has been revised accordingly.

24.Your Comment: With regard to the Legal Opinion, please explain the basis for incorporating by reference to an older opinion versus filing a new opinion.

   Our Response: Registrant has filed a new Legal Opinion in this Pre-effective amendment.

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25.Your Comment: Powers of Attorney which are specific to this filing must be filed.

   Our Response: The Powers of Attorney which were filed in the initial filing are specific to this filing in that they refer to "a new variable annuity product to be called ASAP 2008 II." On the cover of the prospectus "ASAP 2008 II" was included as another name for this product.

26.Your Comment: Miscellaneous - Any exhibits, financial statements, and any other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

   Our Response: The Registration Statement has been revised accordingly.

We appreciate the Staff's efforts in processing the Registration Statement. We believe this Pre-Effective Amendment No. 1 includes all information necessary to complete the Registration Statement, including updated financial statements. We believe that we have been fully responsive to the Staff's comments, that our responses do not raise any additional issues for the Staff's consideration and that, other than those changes requested by the Staff, we have not made any material changes in this Pre-Effective Amendment. Accordingly, Registrant and the principal underwriter has filed a request for acceleration of the effective date of the Registration Statement pursuant to Rule 461 under the Securities Act to October 17, 2008, or as soon thereafter as possible. Registrant and its principal underwriter have authorized their counsel to state on their behalf that they are aware of their obligations under the Securities Act.

The Registrant represents as follows:

   . should the commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   . the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   . the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your attention to this filing. If you have any questions, please do not hesitate to call the undersigned. Thank you.

                                                  Sincerely,

                                                  /s/ Rebecca A. Malanga
                                                  ------------------------------
                                                  Rebecca A. Malanga

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